

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation
Finance

December 6, 2010

Mr. Nitin Amersey, President
ABC Acquisition Corp 1502
300 Center Ave., Ste. 202
Bay City, MI 48708

> **Re:** **ABC Acquisition Corp 1502**
> **Amendment No. 2 to Form 10-12G**
> **Filed November 8, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-54115**

Dear Mr. Amersey:

We have reviewed the above-captioned filings and your response letter dated November 8, 2010 and have the following comments. Where prior comments are referenced, they refer to our letter dated November 5, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Form 10-Q for the Quarterly Period ended September 30, 2010

Item 1. Financial Statements, page 3

1. Please amend your filing to include a column in your statement of operations and statement of cash flows for the quarterly period ended September 30, 2010. Refer to Instruction 1 of Rule 8-03 of Regulation S-X.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 7

2.   We note your response to comment 3 and your revisions to your Form 10 to clarify disclosure regarding Mr. Amersey's "firm promise" to continue funding the company for the next twelve months. Please provide similar clarification in your amended quarterly report. Also, please confirm in your response letter that you will clarify the meaning of "firm promise" in your future filings.

Item 4. Controls and Procedures, page 9

3.   In your amended filing, describe the effect of the amendment on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. Refer to Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite the amendment, describe the basis for the officers' conclusions.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, you may contact me at (202) 551-3456.

                                                Sincerely,

                                                Matthew Crispino
                                                Staff Attorney

cc: Via Facsimile: (404) 760-0225
        H. Grady Thrasher, IV, Esq.
        Joyce, Thrasher, Kaiser & Liss, LLC